Exhibit 99.1

Draganfly to Showcase Advanced Drone Systems at AUSA 2025

Washington, DC – October 10, 2025 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), a leader in advanced unmanned systems and integrated drone solutions, today announced its participation at the Association of the U.S. Army (AUSA) Annual Meeting & Exposition from October 13-15, 2025. Draganfly will exhibit in booth (#943) alongside its newest partner, Defense Prime Global Ordnance, where attendees will have the opportunity to experience the Company’s latest drone platforms, sensor systems, and mission-focused technologies firsthand.

The AUSA Annual Meeting & Exposition is one of North America’s largest and most influential defense events, bringing together military leaders, government acquisition officials, and global industry partners. The 2025 program will emphasize modernization, multi-domain operations, and transformational partnerships within the U.S. Army’s strategic agenda.

By co-locating with Global Ordnance, a respected defense prime and supplier, Draganfly aims to demonstrate how advanced unmanned systems integrate into mission-critical operations. This collaboration underscores Draganfly’s commitment to delivering complete mission-ready solutions, combining unmanned systems, sensors, and analytics with the expertise of trusted defense partners.

“Exhibiting at AUSA within Global Ordnance’s footprint allows us to demonstrate how unmanned aerial capabilities can integrate with traditional defense solutions,” said Cameron Chell, CEO of Draganfly. “We look forward to forging new relationships and accelerating adoption across key defense programs.”

Draganfly’s participation at AUSA supports its broader business development goals and reinforces its growing presence in defense and public safety markets. The Company continues to build relationships with U.S. and international military procurement programs as demand for secure, North American-manufactured drone solutions accelerates.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

media@draganfly.com

Investor Relations

investor.relations@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com